Exhibit 4.7

WARRANT ASSIGNMENT AND ASSUMPTION AGREEMENT

This Warrant Assignment and Assumption Agreement (this “Agreement”) is entered into as of [•], 2023, by and among European Biotech Acquisition Corp., a Cayman Islands exempted company (the “Company”), Oculis Holding AG, a stock corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland (“New Parent”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of March 15, 2021 (the “Existing Warrant Agreement”);

WHEREAS, capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement;

WHEREAS, pursuant to the Existing Warrant Agreement (together with the partial exercise of the Over-allotment Option), the Company issued (i) 151,699 warrants to the Sponsor (collectively, the “Private Placement Warrants”) to purchase the Company’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), with each Private Placement Warrant being exercisable for one Class A Share and with an exercise price of $11.50 per share, and (ii) 4,251,595 warrants as part of units to public investors in the Offering (the “Public Warrants” and together with the Private Placement Warrants, the “Warrants”) to purchase Class A Shares, with each whole Public Warrant being exercisable for one Class A Share and with an exercise price of $11.50 per share;

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, on October 17, 2022, the Company and Oculis SA, a public limited liability company (société anonyme) incorporated and existing under the laws of Switzerland, entered into that certain Business Combination Agreement (as may be amended, modified or supplemented from time to time, the “BCA”);

WHEREAS, the BCA provides, among other things, that Oculis Merger Sub I Company, a Cayman Islands exempted company that is a direct, wholly-owned subsidiary of New Parent will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a direct, wholly-owned subsidiary of New Parent;

WHEREAS, in connection with the First Merger, the BCA provides, among other things, that: (i) the Class A Shares shall be automatically converted into one class of common stock of the Company, as the surviving company of the First Merger (the “Surviving EBAC Shares”), (ii) the Warrants outstanding immediately prior to the time at which the First Merger becomes effective (the “First Merger Effective Time”) will be automatically converted into warrants of the Company, as the surviving company of the First Merger (“Surviving EBAC Warrants”) and (iii) the Company shall deposit, or cause to be deposited, with an exchange agent (held solely on behalf of the holders of Class A Shares and Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants on the terms and subject to the conditions set forth in the BCA and the Ancillary Agreements (as defined in the BCA);

WHEREAS, on the day before the Acquisition Closing Date (as defined in the BCA) and following the First Merger Effective Time but prior to the Second Merger Effective Time (as defined below), an exchange agent will, among other things, contribute the Surviving EBAC Shares and assign the Surviving EBAC Warrants to New Parent (the “Exchange Agent Contribution”) in exchange for (i) New Parent ordinary shares, nominal value CHF 0.01 (“New Parent Shares”) and (ii) a right to acquire New Parent Shares (“New Parent Warrants”), in each case of (i) and (ii), to be held by the exchange agent solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants (the “New Parent Interests Consideration”);

WHEREAS, in connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date (as defined in the BCA) and prior to the Second Merger Effective Time, the exchange agent will undertake to distribute the (i) New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (ii) New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants (“Exchange Agent Contribution Actions”);

WHEREAS, upon consummation of the Exchange Agent Contribution Actions, and as provided in Section 4.5 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for Class A Shares but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for New Parent Shares;

WHEREAS, on the day before the Acquisition Closing Date (as defined in the BCA) and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, among other things, the Company will merge with and into Oculis Merger Sub II Company, a Cayman Islands exempted company that is a direct, wholly-owned subsidiary of New Parent (“Merger Sub 2”), the separate corporate existence of the Company will cease and Merger Sub 2 will be the surviving company and remain a wholly owned subsidiary of New Parent (the “Second Merger” and the time at which the Second Merger becomes effective, the “Second Merger Effective Time”;

WHEREAS, the Board of Directors of the Company has determined that the consummation of the transactions contemplated by the BCA (the “Transactions”) will constitute a Business Combination (as defined in the Recitals of the Existing Warrant Agreement);

WHEREAS, in connection with the Exchange Agent Contribution Actions and the other Transactions, the Company desires to assign all of its right, title and interest in the Existing Warrant Agreement to New Parent and New Parent wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holder for the purpose of curing any ambiguity or correcting any mistake, or curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Existing Warrant Agreement as the Company and the Warrant Agent may deem necessary or desirable and that the Company and the Warrant Agent deem shall not adversely affect the rights of the Registered Holders thereunder.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows.

1. Assignment and Assumption; Consent.

1.1. Assignment and Assumption. The Company hereby assigns to New Parent all of the Company’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby) upon the completion of the Exchange Agent Contribution Actions (the “Effective Time”) and New Parent hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Company’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising from and after the Effective Time.

1.2. Consent. The Warrant Agent hereby consents to the assignment of the Existing Warrant Agreement by the Company to New Parent pursuant to Section 1.1 hereof effective as of the Effective Time, and the assumption of the Existing Warrant Agreement by New Parent from the Company pursuant to Section 1.1 hereof effective as of the Effective Time, and to the continuation of the Existing Warrant Agreement in full force and effect from and after the Effective Time, subject at all times to the Existing Warrant Agreement (as amended hereby) and to all of the provisions, covenants, agreements, terms and conditions of the Existing Warrant Agreement and this Agreement.

2. Amendment of Existing Warrant Agreement. The Company and the Warrant Agent hereby amend the Existing Warrant Agreement (including all Exhibits thereto) as provided in this Section 2, effective as of the Effective Time, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are to provide for the delivery of Alternative Issuance pursuant to Section 4.5 of the Existing Warrant Agreement (in connection with the Transactions) and are necessary or desirable and that such amendments do not adversely affect the rights of the Registered Holders thereunder.

2.1. Preamble. The preamble on page one of the Existing Warrant Agreement is hereby amended by deleting “European Biotech Acquisition Corp., a Cayman Islands exempted company” and replacing it with “Oculis Holding AG, a stock corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland”. As a result thereof, all references to the “Company” in the Existing Warrant Agreement (including Exhibits thereto) shall be references to Oculis Holding AG rather than European Biotech Acquisition Corp.

2.2. Reference to New Parent Shares. All references to “Ordinary Shares” in the Existing Warrant Agreement (including all Exhibits thereto) shall mean “Oculis Holding AG Ordinary Shares” or “ordinary shares in the share capital of Oculis Holding AG.”

2.3. Detachability of the Warrants. Section 2.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following: “[INTENTIONALLY OMITTED”].

2.4. References to Business Combination. All references to “Business Combination” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the Transactions, and references to “the completion of the Business Combination” and all variations thereof in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the consummation of the Acquisition Closing (as defined in the BCA).

2.5. Issuance of Ordinary Shares on Exercise. Section 3.3.2. is hereby amended by adding the following sentence: “The acquisition of Oculis Holding AG Ordinary Shares through the exercise of warrants and the further transfer of Oculis Holding AG Ordinary Shares shall be subject to the restrictions specified in Article 4 of the Articles of Association.”

2.6. Replacement of Securities upon Reorganization, etc. The last two sentences of Section 4.5 of the Existing Warrant Agreement are hereby amended by deleting the words “this Section 4.4” and replacing it with the words “this Section 4.5.”

2.7. Transfer of Warrants: Section 5.6 is hereby amended by adding the following sentence: “Any transfer of Warrants shall be subject to the restrictions specified in Article 4 of the Articles of Association of Oculis Holding AG.”

2.8. Reservation of Ordinary Shares. Section 7.3. is hereby amended and restated in its entirety as follows: “The Company shall at all times reserve and keep available a number of conditional capital in its Articles of Association that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.”

2.9. Notice. The address for notices to the Company set forth in Section 9.2 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

Oculis Holding AG

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

Attention: Riad Sherif, Chief Executive Officer

Email: riad.sherif@oculis.com

with a copy to:

Cooley (UK) LLP

22 Bishopsgate

London EC2N 4BQ, UK

Attention: Michal Berkner

Divakar Gupta

Ryan Sansom

E-mail: mberkner@cooley.com

dgupta@cooley.com

rsansom@cooley.com

3. Miscellaneous Provisions.

3.1. Effectiveness of this Agreement. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the concurrent occurrence of the Exchange Agent Contribution Actions and shall automatically be terminated and shall be null and void if the BCA shall be terminated for any reason.

3.2. Successors. All the covenants and provisions of this Agreement by or for the benefit of New Parent or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3. Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

3.4. Applicable Law. The validity, interpretation and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereby agree that any action, proceeding or claim against a party arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

3.5. Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit his Warrant for inspection by it.

3.6. Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

3.7. Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

3.8. Entire Agreement. This Agreement and the Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

EUROPEAN BIOTECH ACQUISITION CORP.

By:
Name:
Title:

OCULIS HOLDING AG

By:
Name: Riad Sherif
Title: Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title: